Carla Heiss
Deputy General Counsel, Secretary and
Chief Compliance Officer

January 5, 2016

VIA EDGAR

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Bunge Limited
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-16625

Dear Ms. Blye:

By this letter, I confirm receipt of your letter to Andrew J. Burke, Chief Financial Officer of Bunge Limited (the “Company”), dated December 18, 2015, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2014.  On behalf of the Company, I would like to request additional time to respond to your letter.  The Company intends to submit its response by January 19, 2016.

If you have any questions, please contact me at (914) 684-3427.

Sincerely,

/s/ Carla Heiss

Carla Heiss
Deputy General Counsel, Chief Compliance Officer
and Secretary

cc:	Roger Schwall, Securities and Exchange Commission
Andrew J. Burke, Bunge Limited
David G. Kabbes, Bunge Limited

50 Main Street, 6th Floor - White Plains, NY 10606 USA
Phone:  914 684 2800  Fax:  914 684 3292
www.bunge.com